May 9, 2013
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Vaughn:

We received your letter dated May 3, 2013.  In order to provide a thorough response, we respectfully request additional time to review and respond to the comments.  As discussed with the Commission's staff on May 8, we plan to file our response on or before May 24, 2013.

Please contact Gwen Shaneyfelt at 650-312-3590 or Elaine Sabatino at 650-312-3239 if you have any questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.